Exhibit 12b

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

Twelve

	Twelve Months Ended

Months

	December 31,					Ended
	(Thousands of Dollars)					June 30,

	1998	1999	2000	2001	2002	2003

Earnings, as defined:
Income before income taxes	$133,806	$137,021	$210,701	$189,860	$10,525	$(21,199)
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)	(11,402)
Equity in loss of equity method
investments	458	435	186	296	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	(37)	(1,468)	(612)	(211)	(452)
Fixed charges, as below	69,923	72,243	73,261	85,034	62,658	65,387
Total earnings, as defined	$199,365	$208,825	$279,564	$272,958	70,428	$32,334

Fixed charges, as defined:
Interest charges	$60,677	$62,975	$63,339	$75,305	$60,031	$66,103
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,445	8,313	8,886	8,142	857	(2,439)
Rental interest factor	801	955	1,036	1,587	1,770	1,723
Total fixed charges	$69,923	$72,243	$73,261	$85,034	62,658	$65,387

Preferred dividends requirements	-	-	-	-	-	-

Total combined fixed charges	$69,923	$72,243	$73,261	$85,034	62,658	$65,387

Ratio of earnings to combined fixed
charges and preferred dividends (A)	2.85x	2.89x	3.82x	3.21x	1.12x	0.49x

(A)  The ratio of earnings to combined fixed charges and preferred dividends for the twelve months ended June 30, 2003 was 0.49, as noted above, which represents a deficiency of $33 million.